Filed by GrabAGun Digital Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GrabAGun Digital Holdings Inc.

Commission File No. 333-286021

Date: June 3, 2025

The following statements by Omeed Malik, the Chief Executive Officer and Chairman of the Board of Directors of Colombier Acquisition Corp. II (“Colombier”), and Donald Trump Jr., a consultant to Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”), and a nominee to the Board of Directors of GrabAGun Digital Holdings Inc., a Texas corporation that will be the go-forward public company following the consummation of the proposed business combination that is the subject of the Business Combination Agreement, dated as of January 6, 2025, between GrabAGun and Colombier, were included in the June 3, 2025 episode of the Squawk Box on CNBC.

Joe Kernen (00:04):

Joining us now, 1789 Capital’s Donald Trump Jr. and Omeed Malik. Gentlemen, you’re at the table with us on set.

Donald Trump Jr. (00:12):

Great to be here.

Joe Kernen (00:12):

Great to have you here.

Donald Trump Jr. (00:13):

Thank you.

Joe Kernen (00:14):

We’re going to talk about lots of different things, but let’s first talk about the idea for something that you’re referring to as an Amazon of guns, which I don’t know your worst nightmare almost Sandra. Okay. It’s going to be a SPAC. It’ll be within the next month or so, and I didn’t realize what, 17 million guns, are sold in the United States every year, most of ‘em for hundreds of dollars. It’s an industry that has had some pressure for efforts to defund that industry, and I know I’m looking at you, but I’m really looking at everyone. But, this would be a way of putting it online. How would it actually work with regulations and everything else?

Donald Trump Jr. (01:01):

Listen, you still have to go through the regular FFL process. This isn’t like the typical soundbites of, “Hey, they’re just going to mail a gun to your house”. But what you can do is you can consume and you can shop the way so many people do today. As you see the insanity that’s going on in the world, you see fire bombings in Colorado last week. There’s a lot of people in the last few years, especially under the chaos of the Biden administration with illegal rampant crime. There’s a lot of people that are buying guns that wouldn’t have been the typical guys that were buying guns like I’ve been doing for decades. There’s women coming into the marketplace for self-defense. There’s a younger generation that’s shifting to the conservative side that understands the need to exercise their second amendment and wants to do that. This is giving them an opportunity with GrabAGun to shop the way they shop for virtually everything else.

Joe Kernen (01:46):

Handguns, handguns?

Donald Trump Jr. (01:47):

Again through an FFL, so you have to send it to

Joe Kernen (01:50):

But handguns, Or would there be hunting rifles?

Donald Trump Jr. (01:53):

Rifles, shotguns, handguns, accessories, ammunitions, scopes.

Joe Kernen:

Easier to load than that Tim Waltz, remember that one? Yeah.

Donald Trump Jr.:

As a serious gun guy, someone who was very involved in the NRA endorsement of my father back in ‘16, I said, I don’t know that he’s the hunter that everyone says he is when he couldn’t load a basic Benelli 400 in 20 seconds, I think it was a Benelli 400, but this is something I could do blindfolded. If he was struggling, he’s probably not the hunter that was intimidating the Republicans that they were saying.

Becky Quick (02:21):

How do you deal with the idea of packages getting stolen. I just think about iPhones that are getting stolen,

Donald Trump Jr. (02:24):

No, but again, when you send. The actual accessories would go directly to your house. Firearms still have to go to a federal firearms license process, right? So that is sent to your local dealer, wherever that may be, so

Becky Quick (02:35):

It’s hand delivered.

Donald Trump Jr. (02:35):

But as you’ve seen, Walmart used to be the largest retailer of firearms in America. Corporate policies change. You can no longer have that access. You couldn’t go to your local Walmart and buy these things anymore. So this is covering that void, but again, it’s not what you’re seeing. The misnomer is “you’re sending guns to people’s homes and they can just send it to your apartment.” It doesn’t work that way.

Andrew Ross Sorkin (02:55):

Here’s my question. This is going to democratize it and open it up for and likely because it’s online,

Donald Trump Jr. (03:00):

Correct.

Andrew Ross Sorkin (03:01):

Younger people. Now, the question is going to be about training and safety and all those types of things, and so the only question I have, I was actually thinking about this in the context of Hims. Do you know about Hims? Hims is this online drugstore where people are buying

Joe Kernen (03:16):

He knows nothing. You mean e.d. stuff? No, these guys know nothing.

Donald Trump Jr:

It’s not something I know anything about. For the record, never even heard of it.

Andrew Ross Sorkin (03:25):

But what’s interesting, effectively, you don’t

Omeed Malik:

But we’re joking. He doesn’t have that problem

Donald Trump Jr. (03:32):

I’m make sure that you would actually know that just for the record either, but you

Andrew Ross Sorkin (03:33):

You don’t have to go. You don’t have a doctor on your own. You just go online, say some stuff to the doctor. They send you the medicine, and that’s supposed to democratize and make it better. This is a little bit different. You basically still have the licensed firearm dealer on the other side, but as a result, you just have, there’s going to be a lot more guns in the country, and maybe that’s okay as a Second Amendment supporter. My question to you though is, are you concerned at all though just about the safety issue and what that means?

Donald Trump Jr. (04:02):

I’m not. I think the reality is most of the people that are buying guns are doing so to protect themselves. Part of what we do is try to encourage that kind of training. I say that all the time. People have to get out there. I saw that as a guy that lived in New York City, the People’s Republic. For years. I used to take my friends that were ardent anti-gun people, and I’d say, listen, you’ve known me for a long time. Give me a couple hours. “What do you mean I don’t want to go” goes. You take ‘em upstate, we go shooting, within five minutes, “That was the greatest thing ever. When are we doing it again?” When people experience it, when they get out there, when they do that proper training, which we encourage, it’s amazing what you can create. You can take an anti-gun person and turn them into pro-gun, or at least make ‘em not anti in about a couple hours.

Andrew Ross Sorkin (04:43):

Are there questions or things that you will do before you’ll send them the gun? What’s the

Donald Trump Jr. (04:48):

There’s no difference than if you went into, you can go with no training and go into a regular gun shop and do this. This simplifies that process. But again, through that, you are actually going to that shop. You can learn about the training that they offer, and which we encourage. So I definitely encourage everyone to get those kinds of trainings. I think it should be a passion. I think the more that happens, the more the industry will grow, and I think that’s really important.

Joe Kernen (05:08):

You have any questions about fees on the SPAC or anything?

Andrew Ross Sorkin (05:10):

Well, no. Well, that’s one thing we talked about for years, which is just at least historically, a lot of SPACs have not worked. It’s worked for the promoter. It hasn’t worked for the shareholder. That has actually not been the case in a lot of the SPACs that you guys have been engaged in. But maybe you can explain why you think that’s been the case thus far.

Omeed Malik (05:25):

Yeah, for sure. So when we first started working together four years ago, it was during the Biden administration. We were really concerned about what we felt was happening, where elements of the federal government were working with very big companies. in our mind to suppress certain rights, namely in our case, the First Amendment. So that’s when you had the backlash against being de-platformed and we wanted to do something about it. So as capitalist, we said, what’s the way that we could bring that to the people? We started observing what happened with Truth Social with the SPAC, and we saw this as an opportunity to democratize capital markets. People went and bought the stock even though it was a nascent business. So I know you guys were covering like this has a 5 billion market cap, even though it’s a new company. That showed that people wanted to support it. And SPACs ended up becoming a very elegant mechanism to do that for what we were branding parallel or patriotic economy that we wanted to build together.

Andrew Ross Sorkin (06:14):

Why do you think that it failed in so many cases for others, meaning you can go, the SPAC sort of laundry list is littered

Omeed Malik (06:20):

Right.

Andrew Ross Sorkin (06:20):

with effectively failure, and so I’m trying to understand why you think yours were working and the others weren’t.

Omeed Malik (06:25):

Well, they’re working because it allows regular people to buy it and support it. So if you look at what happened, which Truth Social, how far the stock price went up or Rumble, which is another one he was an investor in, or the one we did, Public Square, and now GrabAGun. I mean, I’ll give you a statistic. We’re trading at like $17 or $18. These things are supposed to be at 10. This shows that people support what we’re doing, and look, we’re not new to this. We think that capital markets and finance has been politicized for a long time, but it’s all been on the ESG side. We’re the first people to institutionalize a response to that, and we’re not the people out of government that done really.

Donald Trump Jr. (06:58):

There was the demand that half the country was being put on the sidelines. They wanted free speech. So when I got involved with Chris Pavlovsky and Rumble in 2020, I saw what was happening to me. We were getting de platformed off what was Twitter 1.0?

Andrew Ross Sorkin (07:11):

YouTube.

Donald Trump Jr. (07:11):

You couldn’t say anything on Facebook. YouTube. I mean, if I put up a video on YouTube, I’d be off in two seconds. So we saw that demand. Other people felt it, whether you see it in banking. Half the country was getting de-banked or worried about it. These things were actually happening in America, and so we filled a void that no one else would even touch. It was a landmine.

Andrew Ross Sorkin (07:30):

I get that. I’m just trying to understand the economics in terms of what your promote is, how long you’re in for, when you can sell, given the projections that you’ll make for several years out. Are you in for as long as the projection is out there?

Omeed Malik (07:45):

Right. And so in the case of Public Square, I joined the board of the company, so you’re not selling anything in that case, and he’s on the board now, of Public Square. So these are ideological investments for us.

Donald Trump Jr.:

We believe in these things.

Omeed Malik:

We actually believe in these things, and if you look just the last,

…

Omeed Malik (01:28):

Can I just say one moment just to say how we started the show is great. Really enjoyed it, by the way, but also one out every two homes in America has a gun. Okay, bring it back. I want to close, on this transaction.

Donald Trump Jr. (01:42):

Of course,

Omeed Malik (01:42):

I just wanted to make that point that we’re trying to make e-commerce available to an antiquated sector, which is brick and mortar. It’s happened in other industries. Chewy, Wayfair, this is all the same. Now we’re doing it for ammunition and guns and that’s what GrabAGun is, and that’s what the transaction is and I didn’t understand that

Joe Kernen (02:02):

Pew, I thought was pew, but no, it’s that pew, pew, pew, pew. I just want to be done safely. That’s look

Donald Trump Jr. (02:08):

And we’re, that’s all I care. As someone who believes in stuff, there’s still a component where pop culture that decides elections in Supreme Court. You don’t want haphazard nonsense out there. I believe in that, so I’m all for the safety and the training. I advocate for that. I came from a competitive shooting. I’m fingerprint

Joe Kernen (02:27):

Who says to himself, either I’m going to commit suicide and I’m going to order the gun or online and that’s how I’m going to get it, or I’m going to plan some kind of mass. That’s all. That’s what I worry about.

Omeed Malik (02:34):

But just so we’re clear with you, the gun is not going to their house, you know that, right? Can we just make that totally clear? We’re making that clear. Going to a place where the background check is conducted and the same as it would if you went to a brick and mortar place. Most important thing you take away from this conversation, we are not circumventing that. Correct.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: clbr@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.